Prospectus Supplement

John Hancock Marathon Asset-Based Lending Fund (the “Fund”)

Supplement dated July 9, 2025, to the current Prospectus, as may be supplemented (the “Prospectus”)

At its meeting held on July 9, 2025, the Board of Trustees (the “Board” or the “Trustees”) of John Hancock Marathon Asset-Based Lending Fund (the “Fund”), a closed-end fund operating as a tender offer fund, including, as applicable, a majority of the Trustees who are not “interested persons” of the Fund, as defined under the Investment Company Act of 1940, as amended (the “1940 Act”), considered and approved: (1) the adoption of a fundamental policy to conduct quarterly repurchases of its outstanding shares of beneficial interest (“Shares”) in accordance with Rule 23c-3 under the 1940 Act (the “Repurchase Policy”); (2) an amendment to the amended and restated advisory agreement (the “Advisory Agreement Amendment”) between the Fund and John Hancock Investment Management LLC, the Fund’s investment adviser (the “Adviser”); (3) an amendment to the subadvisory agreement (the “Subadvisory Agreement Amendment”) between John Hancock Investment Management LLC and Marathon Asset Management, L.P. (the “Subadviser”); and (4) other related changes (collectively, the “Interval Fund Conversion”). As discussed below, the Board’s approval of the change to the Repurchase Policy, the Advisory Agreement Amendment, and the Subadvisory Agreement Amendment are subject to the approval of the Fund’s shareholders (“Shareholders”) (together, the “Proposals”). Subject to Shareholder approval of the Proposals, it is expected that the Interval Fund Conversion will be effective on or around November 18, 2025 (the “Effective Date”).

As noted above, certain Proposals require the approval of Shareholders. Accordingly, at an upcoming special meeting of Shareholders to be held on October 9, 2025 (the “Shareholder Meeting”), including any adjournment or postponement thereof, Shareholders will be asked to approve: (1) the adoption of to the Repurchase Policy; (2) the Advisory Agreement Amendment; and (3) the Subadvisory Agreement Amendment. Shareholders will not be asked to approve any other changes. More detailed information about the Interval Fund Conversion and the Proposals to be voted on at the Shareholder Meeting will be provided in a forthcoming proxy statement on or about August 12, 2025.

When you receive your proxy statement, please review it carefully and cast your vote to avoid the additional expense to the Fund of any future solicitations. This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

Other Changes to the Fund’s Current Prospectus

Effective after the close of business on or about August 1, 2025, Class S shares and Class D shares will stop accepting orders from new investors to purchase shares. Existing investors may make subsequent purchases to their existing accounts.

In addition, effective immediately, the below disclosure in the Prospectus will be deleted:

“Eligible Investors

Shares will be offered only to Eligible Investors. This means that to purchase Shares of the fund, a prospective Shareholder will be required to certify that the Shares are being acquired by an investor who either: (i) an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act; or (ii) a “non-U.S. Person” investor within the meaning of Regulation S under the 1933 Act. Except as otherwise provided, shares of a fund generally may be sold only to U.S. citizens, U.S. residents, and U.S. domestic corporations, partnerships, trusts or estates. For purposes of this policy, U.S. citizens and U.S. residents must reside in the U.S. and U.S. domestic corporations, partnerships, trusts, and estates must have a U.S. address of record. Eligible Investors also include investment companies and U.S. and foreign feeder funds in compliance with the 1940 Act. Existing Investors seeking to purchase additional Shares will be required to qualify as Eligible Investors at the time of the additional purchase, except with respect to reinvested distributions. The Advisor may from time to time impose stricter or less stringent eligibility requirements.”

Similarly, effective immediately, the section titled “Eligible Investors” under the sub-heading “INVESTING IN THE FUND” in the “Prospectus Summary” section of the Prospectus is deleted in its entirety. Also, effective immediately, all other references to “Eligible Investors” in the Prospectus will be deleted.

Moreover, the eighth paragraph in the “PURCHASE TERMS” section of the Prospectus will be updated by adding four new additional sentences, as follows:

“All Shares are sold at the most recently calculated net asset value per Share for a particular class as of the date on which the purchase is accepted. The minimum initial investment in the fund by any account is as follows: $1 million for Class I Shares with additional investment minimums of $100,000; and $10,000 with additional investment minimums of $5,000 for Class S Shares and Class D Shares. The fund may accept investments for a lesser amount under certain circumstances at its sole discretion. Investors that are employees of the Advisor or its affiliates are eligible to invest in Shares and may be subject to lower minimum investments than other investors. Certain selling brokers, dealers or banks and financial advisors may impose higher or lower minimum investment levels or other requirements than those imposed by the fund. Except as otherwise provided, shares of the fund generally may be sold only to U.S. citizens, U.S. residents, and U.S. domestic corporations, partnerships, trusts or estates. For purposes of this policy, U.S. citizens and U.S. residents must reside in the U.S. and U.S. domestic corporations, partnerships, trusts, and estates must have a U.S. address of record. Shares of the fund may also be sold to investment companies and U.S. and foreign feeder funds in compliance with the 1940 Act. The Advisor may from time to time impose stricter or less stringent eligibility requirements.”

Finally, effective immediately, the section of the Prospectus “PURCHASE TERMS” on pages 48 – 51 is amended to add the following disclosure after the sixth paragraph:

“The fund has authorized one or more financial intermediaries to receive on its behalf purchase and repurchase orders. The fund will be deemed to have received a purchase or repurchase order when an authorized financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order. A purchase order will be priced at the appropriate price next computed after it is received in “good order” by a financial intermediary (or, if applicable, such financial intermediary’s authorized designee). The definition of “good order” may vary among financial intermediaries.

Financial Intermediary-Requested Intra-Fund Exchanges: Financial intermediaries may, in connection with a change in a client’s account type or otherwise in accordance with a financial intermediary’s policies and procedures, request, on behalf of the intermediary’s clients, that the fund exchange Shares of one class of Shares of the fund held by such clients for Shares of another class of Shares of the fund. Any such exchange will not be subject to a sales charge. The fund will only complete such an exchange at the request of a financial intermediary and without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria (but subject to the client otherwise meeting the criteria for investment in the target class of Shares as set forth herein). An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.

Shares of one class of the fund will be exchanged for Shares of a different class of the fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given Share class will differ from those of other Share classes, and a Shareholder receiving new Shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange.”

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.